MANDALAY MEDIA, INC.
2121 Avenue of the Stars, Suite 2550
Los Angeles, CA 90067

December 3, 2009

Mr. Todd E. Hardiman
Associate Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549

RE:	Mandalay Media, Inc.
File No. 000-10039

Dear Mr. Hardiman,

In response to your letter dated July 15, 2009, we have reviewed your comments and have prepared the additional materials that you requested to be filed. Specifically, we have treated Twistbox Entertainment Inc. (“Twistbox”) as the predecessor entity of Mandalay Media, Inc. (“Mandalay Media” or the “Company”) as it relates to the merger transaction which occurred on February 12, 2008. As a result of this, we have reviewed the relevant filings and we have taken the following actions:

1.
We reviewed Mandalay Media’s Form 10K-T for the transition period from January 1, 2008 to March 31, 2008 and gave consideration to adding Twistbox’s audited financial statements for the period January 1, 2008 to February 12, 2008. As recommended in your letter, management reviewed the materiality of the financial statements for that period, and concluded that such financial statements are not material. Such conclusion was reached after reviewing the result of operations and other financial statement components for that period, along with relevant disclosures made elsewhere. It is further noted that this period is encompassed in the audited financial statements for the period from April 1, 2007 to February 12, 2008 which are being filed as per paragraph 5. below.

2.
Mandalay Media’s Form 10-Q for the quarter ended June 30, 2008 is being amended to incorporate Twistbox’s unaudited interim financial statements for the three months ended June 30, 2007, and the corresponding changes to the MD&A.

3.
Mandalay Media’s Form 10-Q for the quarter ended September 30, 2008 is being amended to incorporate Twistbox’s unaudited interim financial statements for the three month and six month periods ended September 30, 2007, and the corresponding changes to the MD&A.

4.
Mandalay Media’s Form 10-Q for the quarter ended December 31, 2008 is being amended to add Twistbox’s unaudited interim financial statements for the three month and nine month periods ended December, 2007, and the corresponding changes to the MD&A.

5.
Mandalay Media’s Form 10-K for the year ended March 31, 2009 is being amended to incorporate Twistbox’s audited financial statements for the period from April 1, 2007 to February 12, 2008, and the corresponding changes to the MD&A; and also the unaudited three month period ended March 31, 2007.

6.
Mandalay Media’s Item 2.01 Form 8-K reporting Mandalay Media’s acquisition of Twistbox  is being amended to add Twistbox’s unaudited interim financial statements for the nine months ended December 31, 2007 and 2006.

The effect of these amendments is that the periodic forms (i.e., Forms 10-K, 10-KT and 10-Q) will include historical financial statements of both Mandalay Media and Twistbox as the successor and predecessor entities respectively.

In addition, as requested, our letter dated July 10, 2009 and this letter are being filed on EDGAR.

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Russell Burke
Russell Burke
Chief Financial Officer